# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Catheter Precision, Inc., CIK 0001716621
CUSIP: 74933X708
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1670 HIGHWAY 160 WEST, SUITE 205, FORT MILL, South Carolina (SC), 29708
Date of event which requires filing of this statement: 02/06/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002038499

## Reporting persons
- C/M Capital Master Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 82,237; sole dispositive power 0; shared dispositive power 82,237; aggregate amount beneficially owned 82,237 (3.9% of the class)
- WVP Emerging Manager Onshore Fund LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 54,824; sole dispositive power 0; shared dispositive power 54,824; aggregate amount beneficially owned 54,824 (2.6% of the class)
- C/M Capital Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 137,061; sole dispositive power 0; shared dispositive power 137,061; aggregate amount beneficially owned 137,061 (6.4% of the class)
- Mercer Street Global Opportunity Fund, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 68,530; sole dispositive power 0; shared dispositive power 68,530; aggregate amount beneficially owned 68,530 (3.2% of the class)
- Mercer Street Capital Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 68,530; sole dispositive power 0; shared dispositive power 68,530; aggregate amount beneficially owned 68,530 (3.2% of the class)
- Thomas Walsh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 137,061; sole dispositive power 0; shared dispositive power 137,061; aggregate amount beneficially owned 137,061 (6.4% of the class)
- Jonathan Juchno: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 205,591; sole dispositive power 0; shared dispositive power 205,591; aggregate amount beneficially owned 205,591 (9.6% of the class)

## Item 1. Issuer
Name of issuer: Catheter Precision, Inc.
Address of issuer's principal executive offices: 1670 Highway 160 West, Suite 205, Fort Mill, SC 29708

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) C/M Capital Master Fund, LP, a Delaware limited partnership ("C/M Master Fund");

(ii) WVP Emerging Manager Onshore Fund LLC, Delaware limited liability company ("WVP Fund");

(iii) C/M Capital Partners, LP, a Delaware limited partnership ("C/M Capital Partners");

(iv) Mercer Street Global Opportunity Fund, LLC, a Delaware limited liability company ("Mercer Fund," together with C/M Master Fund and WVP Fund, the "Funds");

(v) Mercer Street Capital Partners, LLC, a Delaware limited liability company ("Mercer Capital Partners");

(vi) Thomas Walsh ("Mr. Walsh"); and

(vii) Jonathan Juchno ("Mr. Juchno").

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The shares of common stock, par value $0.0001 per share (the "Common Stock") of Catheter Precision, Inc. (the "Issuer") reported herein are held by the Funds. C/M Capital Partners is the investment manager to C/M Master Fund and WVP Fund. Mercer Capital Partners is the investment manager to Mercer Fund. Messrs. Walsh and Juchno are the managing members of the general partner of C/M Capital Partners. Mr. Juchno controls Mercer Capital Partners. Messrs. Walsh and Juchno disclaim beneficial ownership of any shares of Common Stock held by the Funds.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 1111 Brickell Ave, Suite 2920, Miami, FL 33131.
Citizenship: Each of C/M Master Fund and C/M Capital Partners is a limited partnership organized under the laws of the State of Delaware. Each of WVP Fund, Mercer Fund, and Mercer Capital Partners is a limited liability company organized under the laws of the State of Delaware. Each of Messrs. Walsh and Juchno is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 2,131,563 shares of Common Stock outstanding, which is the sum of (i) 1,738,955 shares of Common Stock outstanding as of February 6, 2026, as reported in Exhibit 10.1 to the Company's Current Report on Form 8-K (the "Company's 8-K") filed with the Securities and Exchange Commission on February 6, 2026 and (ii) 392,608 shares of Common Stock issued in the private placement as described in the Company's 8-K.
Percent of class: 9.6%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- C/M Capital Master Fund, LP: /s/ Thomas Walsh, By: C/M Global GP, LLC, General Partner, By: Thomas Walsh, Manager (02/13/2026)
- WVP Emerging Manager Onshore Fund LLC: /s/ Thomas Walsh, By: Cavalry Fund I GP LLC, General Partner, By: Thomas Walsh, Manager (02/13/2026)
- C/M Capital Partners, LP: /s/ Thomas Walsh, Thomas Walsh, Partner (02/13/2026)
- Mercer Street Global Opportunity Fund, LLC: /s/ Jonathan Juchno, By: NFSO, LLC, its General Partner, By: Jonathan Juchno, Authorized Representative (02/13/2026)
- Mercer Street Capital Partners, LLC: /s/ Jonathan Juchno, Jonathan Juchno, Authorized Representative (02/13/2026)
- Thomas Walsh: /s/ Thomas Walsh, Thomas Walsh, Individually (02/13/2026)
- Jonathan Juchno: /s/ Jonathan Juchno, Jonathan Juchno, Individually (02/13/2026)